As filed with the Securities and Exchange Commission on June 14, 2018

Registration No. 333-204580

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

GENCO SHIPPING & TRADING LIMITED

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	98-043-9758
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

299 Park Avenue, 12th Floor

New York, New York 10171

(646) 443-8550

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John C. Wobensmith

Chief Executive Officer and President

299 Park Avenue, 12th Floor

New York, New York 10171

(646) 443-8550

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attention: Thomas E. Molner, Esq.

(212) 715-9100

Approximate date of commencement of proposed sale to the public:

Not applicable.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
		(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

EXPLANATORY NOTE

This post-effective Amendment No. 1 (this “Amendment”) to Genco Shipping & Trading Limited’s Registration Statement on Form S-3 (Registration No. 333-204580) originally filed with the Securities and Exchange Commission (the “Commission”) on May 29, 2015 (the “Registration Statement”), is being filed for the sole purpose of replacing Exhibits 5.1 and 5.2 to the Registration Statement.  Pursuant to Rule 462(d) under the Securities Act, this Amendment is effective upon filing with the Commission.  This Amendment does not modify any part of the Registration Statement other than Item 16 and Exhibits 5.1 and 5.2.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits.

See Exhibit Index immediately preceding the signature page.

EXHIBIT INDEX

1.1	Form(s) of Underwriting Agreement with respect to Debt Securities.*

1.2	Form of Underwriting Agreement with respect to Preferred Stock.*

1.3	Form of Underwriting Agreement with respect to Common Stock.*

4.1	Form of Indenture.**

4.2	Form(s) of Debt Securities.*

4.3

Specimen Stock Certificate of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2014).

4.4	Certificate of Designation of Preferred Stock.*

4.5	Form of Preferred Stock Certificate.*

4.6	Form of Warrant Agreement (including form of warrant).*

4.7	Form of Unit Agreement (including form of unit certificate).*

4.8

Second Amended and Restated Articles of Incorporation of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2014).

4.9

Articles of Amendment of Second Amended and Restated Articles of Incorporation of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2015).

4.10

Articles of Amendment of Second Amended and Restated Articles of Incorporation of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2016).

4.11

Articles of Amendment of Second Amended and Restated Articles of Incorporation of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2016).

4.12

Articles of Amendment of Second Amended and Restated Articles of Incorporation of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2017).

4.13	Form of Deposit Agreement*

4.14	Form of Depositary Receipt*

4.15	Form of Purchase Contract (including form of related security certificate)*

4.16

Amended and Restated By-Laws of Genco Shipping & Trading Limited (incorporated by reference to Genco Shipping & Trading Limited’s Report on Form 8-K, filed with the Securities and Exchange Commission on July 15, 2014).

4.17

Amendment to Amended and Restated By-Laws, adopted June 4, 2018 (incorporated by reference to Genco Shipping & Trading Limited’s Report on Form 8-K, filed with the Securities and Exchange Commission on June 5, 2018).

5.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel to Genco, as to the legality of securities being registered.

5.2	Opinion of Kramer Levin Naftalis & Frankel LLP, U.S. counsel to Genco, as to the legality of securities being registered.

12.1	Computation of Ratio of Earnings to Fixed Charges.**

23.1	Consent of Reeder & Simpson P.C. (included as part of Exhibit 5.1).

23.2	Consent of Kramer Levin Naftalis & Frankel LLP (included as part of Exhibit 5.2).

23.3	Consent of Deloitte & Touche LLP.**

24.1	Power of attorney (included on signature page).

25.1	Statement of Eligibility of Trustee on Form T-1.**

*                                         To be filed, if necessary, by an amendment to this registration statement or incorporated by reference pursuant to a Current Report on Form 8-K in connection with the offering of securities registered hereunder.

**           Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this post-effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 14, 2018.

GENCO SHIPPING & TRADING LIMITED

By:	/s/ John C. Wobensmith
John C. Wobensmith, Chief Executive Officer and President

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints John C. Wobensmith his true and lawful attorney in fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement on Form S-3, and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this this post-effective Amendment No. 1 to the registration statement has been signed below by the following persons on June 14, 2018 in the capacities indicated.

Signature	Title

/s/ John C. Wobensmith	Chief Executive Officer and President (Principal Executive Officer)
John C. Wobensmith

/s/ Apostolos D. Zafolias	Chief Financial Officer (Principal Financial Officer)
Apostolos D. Zafolias

/s/ Joseph Adamo	Chief Accounting Officer (Principal Accounting Officer)
Joseph Adamo

/s/ Arthur L. Regan	Interim Executive Chairman and Director
Arthur L. Regan

/s/ James G. Dolphin	Director
James G. Dolphin

/s/ Kathleen C. Haines	Director
Kathleen C. Haines

/s/ Daniel Y. Han	Director
Daniel Y. Han

/s/ Kevin Mahony	Director
Kevin Mahony

/s/ Christoph Majeske	Director
Christoph Majeske

/s/ Basil G. Mavroleon	Director
Basil G. Mavroleon

/s/ Jason Scheir	Director
Jason Scheir

/s/ Bao D. Truong	Director
Bao D. Truong